UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
Lafarge North America Inc.
(Name of the Issuer)
Lafarge North America Inc.
(Name of Person(s) Filing Statement)
Common Stock, Par Value $1.00
(Title of Class of Securities)
505862
(CUSIP Number of Class of Securities)
Eric C. Olsen
Executive Vice President and Chief Financial Officer
Lafarge North America Inc.
12950 Worldgate Drive, Suite 500
Herndon, Virginia 20170
(703) 480-3600
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)
Copy To:

Robert E. Spatt, Esq. Patrick J. Naughton, Esq. Simpson Thacher & Bartlett LLP	Peter A. Lodwick, Esq. Amy R. Curtis, Esq. Thompson & Knight L.L.P.
425 Lexington Avenue New York, New York 10017 (212) 455-2000	1700 Pacific Avenue, Suite 3300 Dallas, Texas 75201 (214) 969-1700

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933
☑	c.	A tender offer.
☐	d.	None of the above.
     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐
     Check the following box if the filing is a final amendment reporting the results of the transaction:    ☐
Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**

$2,875,439,983.50	$307,672.08

*	Estimated for purposes of calculating the amount of filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $1.00 per share, of Lafarge North America Inc., a Maryland corporation, other than the shares owned by Lafarge S.A. and its subsidiaries, at a purchase price of $85.50 per share, net to the seller in cash. As of March 31, 2006 there were 73,350,851 shares of common stock outstanding, of which 39,719,974 shares are owned by Lafarge S.A. and its subsidiaries. As a result, this calculation assumes the purchase of 33,630,877 shares.

**	The amount of filing fee is calculated in accordance with Rule 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2006 issued by the Securities and Exchange Commission on November 23, 2005. Such fee equals 0.010700% of the transaction value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1.	Amount Previously Paid:	$255,446.94	2.	Amount Previously Paid:	$23,841.71	3.	Amount Previously Paid:	$28,383.43
	Form or Registration No.:	Schedule TO-T		Form or Registration No.:	Schedule TO-T/A		Form or Registration No.:	Schedule TO-T/A
	Filing Party:	Lafarge S.A. (bidder)		Filing Party:	Lafarge S.A. (bidder)		Filing Party:	Lafarge S.A. (bidder)
	Date Filed:	February 21, 2006		Date Filed:	April 7, 2006		Date Filed:	May 1, 2006

     This Schedule 13E-3 (the “Schedule 13E-3”) is filed by Lafarge North America Inc., a Maryland corporation (the “Company”). The filing person is the subject company. This Schedule 13E-3 relates to the amended tender offer by Efalar Inc., a Delaware corporation (“Efalar”) and wholly-owned subsidiary of Lafarge S.A., a société anonyme organized under the laws of France (“Lafarge S.A.”), to purchase all outstanding shares of common stock of the Company (the “Offer”) not owned by Lafarge S.A. and its subsidiaries. Simultaneously with the Offer, Lafarge S.A., through another wholly-owned subsidiary, is offering to purchase all outstanding exchangeable preference shares of Lafarge Canada Inc.
      The Offer is on the terms and subject to the conditions set forth in a Tender Offer Statement on Schedule TO initially filed by Lafarge S.A. with the Securities and Exchange Commission (the “SEC”) on February 21, 2006, as amended by Amendment No. 1 filed on February 23, 2006, Amendment No. 2 filed on March 6, 2006, Amendment No. 3 filed on March 10, 2006, Amendment No. 4 filed on March 16, 2006, Amendment No. 5 filed on March 24, 2006, Amendment No. 6 filed on April 4, 2006, Amendment No. 7 filed on April 7, 2006, Amendment No. 8 filed on April 21, 2006, Amendment No. 9 filed on April 25, 2006 and Amendment No. 10 filed on May 1, 2006 (the “Schedule TO”) which contains an Offer to Purchase dated February 21, 2006 (as amended and supplemented by the amendments to the Schedule TO to the date hereof, the “Offer to Purchase”), the Supplement to the Offer to Purchase dated April 7, 2006 (the “First Supplement”), and the Second Supplement to the Offer to Purchase dated May 1, 2006 (the “Second Supplement”), and the related letter of transmittal and other transmittal documents filed as exhibits to the Schedule TO and mailed to the holders of shares of the Company’s common stock and holders of exchangeable preference shares of Lafarge Canada.
      Concurrently with the filing of this Schedule 13E-3, the Company has filed its Solicitation/ Recommendation Statement on Schedule 14D-9/ A with the SEC, which amends and restates the Solicitation/ Recommendation Statement on Schedule 14D-9 initially filed on March 6, 2006, as amended by Amendment No. 1 filed on March 10, 2006, Amendment No. 2 filed on March 24, 2006 and Amendment No. 3 filed on April 5, 2006 (the “Schedule 14D-9”).
      The information set forth in each of the Offer to Purchase, the First Supplement, the Second Supplement and the Schedule 14D-9 (each only to the extent set forth below) is expressly incorporated herein by reference only to the extent such information is required in response to the items of this Schedule 13E-3. In addition, the audited financial statements of the Company as of and for the fiscal years ended December 31, 2004 and December 31, 2005 are hereby incorporated herein by reference to Item 8 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 filed with the SEC on March 1, 2006.

Item 1.	Summary Term Sheet.
      The information set forth in the Schedule 14D-9 under the heading “Item 2. Identity and Background of Filing Person,” in the Offer to Purchase under the headings “SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS ABOUT THE OFFER,” in the First Supplement under the headings “SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS ABOUT THE AMENDED TENDER OFFER,” and in the Second Supplement under the headings “SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS ABOUT THE SECOND AMENDED OFFER,” is incorporated herein by reference.

Item 2.	Subject Company Information.
      (a)-(b) The information set forth in the Schedule 14D-9 under the heading “Item 1. Subject Company Information” is incorporated herein by reference.
      (c)-(d) The information set forth in the Schedule 14D-9 under the heading “Item 1. Subject Company Information” and in the Offer to Purchase, the First Supplement and the Second Supplement under the headings “THE OFFER — Section 6. Price Range of the Shares; Dividends” and “THE OFFER — Section 10. Dividends and Distributions,” is incorporated herein by reference.
      (e) Not applicable.

      (f) The information set forth in the Schedule 14D-9 under the heading “Item 1. Subject Company Information” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.
      (a) The Company is the filing person. The information set forth in the Schedule 14D-9 under the heading “Item 1. Subject Company Information” and in Annex B to the Schedule 14D-9 is incorporated herein by reference.
      (b)-(c) The information set forth in Annex B to the Schedule 14D-9 is incorporated herein by reference. The information set forth in the Offer to Purchase and the Second Supplement under the heading “THE OFFER — Section 8. Certain Information Concerning Purchaser and Parent” is incorporated herein by reference.

Item 4.	Terms of the Transaction.
      (a) The information set forth in the Schedule 14D-9 under the heading “Item 2. Identity and Background of Filing Person,” in the Offer to Purchase under the headings “SUMMARY TERM SHEET”, “QUESTIONS AND ANSWERS ABOUT THE OFFER,” “INTRODUCTION,” “THE OFFER — Section 1. Terms of the Offer”, “THE OFFER — Section 2. Acceptance for Payment and Payment for Common Shares,” “THE OFFER — Section 3. Procedure for Accepting the Offer and Tendering Common Shares,” “THE OFFER — Section 4. Withdrawal Rights,” and “THE OFFER — Section 5. Material United States Federal Income Tax Consequences of the Offer” and in the Second Supplement under the headings “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE SECOND AMENDED TENDER OFFER,” “INTRODUCTION,” “THE OFFER — Section 1. Terms of the Second Amended Offer,” “THE OFFER — Section 3. Procedure for Accepting the Second Amended Offer and Tendering Common Shares,” “THE OFFER — Section 4. Withdrawal Rights,” “THE OFFER — Section 5. Material United States Federal Income Tax Consequences of the Second Amended Offer” and “THE OFFER — Section 11. Conditions to the Second Amended Offer,” is incorporated herein by reference.
      (c) The information set forth in the Schedule 14D-9 under the heading “Item 2. Identity and Background of Filing Person” is incorporated herein by reference.
      (d) The information set forth in the Schedule 14D-9 under the headings “Item 8. Additional Information — Certain Maryland Statutes” and “Item 8. Additional Information — Appraisal Rights,” is incorporated herein by reference.
      (e) The information set forth in the Schedule 14D-9 under the heading “Item 8. Additional Information — Provisions for Unaffiliated Security Holders” is incorporated herein by reference.
      (f) Not applicable.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.
      (a) The information set forth in the Schedule 14D-9 under the heading “Item 3. Past Contracts, Transactions, Negotiations and Agreements” and in Annex A and Annex B to the Schedule 14D-9 is incorporated herein by reference.
      (b)-(c) The information set forth in the Schedule 14D-9 under the headings “Item 3. Past Contracts, Transactions, Negotiations and Agreements” and “Item 4. The Solicitation or Recommendation,” in Annex A and Annex B to the Schedule 14D-9, and in the Offer to Purchase, the First Supplement and the Second Supplement under the headings, “INTRODUCTION,” “SPECIAL FACTORS — Section 1. Background” and “SPECIAL FACTORS — Section 9. Transactions and Arrangements Concerning the Common Shares and Exchangeable Preference Shares,” is incorporated herein by reference.
      (e) The information set forth in the Schedule 14D-9 under the heading “Item 3. Past Contracts, Transactions, Negotiations and Agreements,” in Annex A and Annex B to the Schedule 14D-9, and in the Offer to Purchase under the headings “SPECIAL FACTORS — Section 6. Effects of the Offer and the

Merger,” “SPECIAL FACTORS — Section 9. Transactions and Arrangements Concerning the Common Shares and Exchangeable Preference Shares,” “SPECIAL FACTORS — Section 10. Related Party Transactions; Certain Transactions Between Parent and the Company” and “THE OFFER — Section 8. Certain Information Concerning Purchaser and Parent,” in the First Supplement under the heading “SPECIAL FACTORS — Section 9. Transactions and Arrangements Concerning the Common Shares and Exchangeable Preference Shares,” and in the Second Supplement under the headings “SPECIAL FACTORS — Section 6. Effects of the Second Amended Offer and the Merger,” “SPECIAL FACTORS — Section 9. Transactions and Arrangements Concerning the Common Shares and Exchangeable Preference Shares,” “SPECIAL FACTORS — Section 10. Related Party Transactions; Certain Transactions Between Parent and the Company” and “THE OFFER — Section 8. Certain Information Concerning Purchaser and Parent,” is incorporated herein by reference.

Item 6.	Purpose of the Transactions and Plans or Proposals.
      (b) The information set forth in the Schedule 14D-9 under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” in the Offer to Purchase under the headings “SPECIAL FACTORS — Section 1. Background,” “SPECIAL FACTORS — Section 2. Purpose and Reasons for the Offer; Plans for the Company After the Offer and the Merger,” “SPECIAL FACTORS — Section 6. Effects of the Offer and the Merger,” in the First Supplement under the heading “SPECIAL FACTORS — Section 1. Background,” “THE OFFER — Section 4. Withdrawal Rights” and “THE OFFER — Section 5. Material United States Federal Income Tax Consequences of the Offer,” and in the Second Supplement under the headings “SPECIAL FACTORS — Section 1. Background,” “SPECIAL FACTORS — Section 2. Purpose and Reasons for the Second Amended Offer and the Merger; Plans for the Company After the Second Amended Offer and the Merger,” “SPECIAL FACTORS — Section 6. Effects of the Second Amended Offer and the Merger,” “THE OFFER — Section 4. Withdrawal Rights” and “THE OFFER — Section 5. Material United States Federal Income Tax Consequences of the Second Amended Offer,” is incorporated herein by reference.
      (c)(1)-(8) The information set forth in the Schedule 14D-9 under the heading “Item 7. Purposes of the Transaction and Plans or Proposals,” in the Offer to Purchase under the headings “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE TENDER OFFER,” “SPECIAL FACTORS — Section 1. Background,” “SPECIAL FACTORS — Section 2. Purpose and Reasons for the Offer; Plans for the Company After the Offer and the Merger,” “SPECIAL FACTORS — Section 6. Effects of the Offer and the Merger,” “SPECIAL FACTORS — Section 7. Conduct of the Company’s Business if the Offer is not Completed,” and “THE OFFER — Section 12. Effect of the Offer on the Market for the Common Shares; NYSE and TSX Quotation; Exchange Act Registration and Margin Regulations,” in the First Supplement under the headings “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE AMENDED TENDER OFFER,” “SPECIAL FACTORS — Section 1. Background,” “SPECIAL FACTORS — Section 2. Purpose and Reasons for the Amended Offer; Plans for the Company After the Amended Offer and the Merger” and “THE OFFER — Section 12. Effect of the Amended Offer on the Market for the Common shares; NYSE and TSX Quotation; Exchange Act Registration and Margin Regulations,” and in the Second Supplement under the headings “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE SECOND AMENDED TENDER OFFER,” “SPECIAL FACTORS — Section 1. Background,” “SPECIAL FACTORS — Section 2. Purpose and Reasons for the Second Amended Offer; Plans for the Company After the Second Amended Offer and the Merger,” “SPECIAL FACTORS — Section 6. Effects of the Second Amended Offer and the Merger,” “SPECIAL FACTORS — Section 7. Conduct of the Company’s Business if the Second Amended Offer is not Completed” and “THE OFFER — Section 12. Effect of the Second Amended Offer on the Market for the Common Shares; NYSE and TSX Quotation; Exchange Act Registration and Margin Regulations,” is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects.
      (a)-(c) The information set forth in the Schedule 14D-9 in “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” “Item 4. The Solicitation or Recommendation” and “Item 7. Purposes of the Transaction and Plans or Proposals,” in the Offer to Purchase under the headings “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE TENDER OFFER,” “INTRODUCTION,” “SPECIAL FACTORS — Section 1. Background” and “SPECIAL FACTORS — Section 2. Purpose and Reasons for the Offer; Plans for the Company After the Offer and the Merger,” in the First Supplement under the headings “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE AMENDED TENDER OFFER,” “INTRODUCTION,” “SPECIAL FACTORS  — Section 1. Background,” and “SPECIAL FACTORS — Section 2. Purpose and Reasons for the Amended Offer; Plans for the Company After the Amended Offer and the Merger,” and in the Second Supplement under the headings “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE SECOND AMENDED TENDER OFFER,” “INTRODUCTION,” “SPECIAL FACTORS — Section 1. Background,” and “SPECIAL FACTORS — Section 2. Purpose and Reasons for the Second Amended Offer; Plans for the Company After the Second Amended Offer and the Merger,” is incorporated herein by reference.
      (d) The information set forth in the Schedule 14D-9 in “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” “Item 4. The Solicitation or Recommendation” and “Item 7. Purposes of the Transaction and Plans or Proposals,” in the Offer to Purchase under the headings “SPECIAL FACTORS — Section 6. Effects of the Offer and the Merger,” “SPECIAL FACTORS — Section 7. Conduct of the Company’s Business if the Offer is not Completed,” “SPECIAL FACTORS — Section 8. Dissenters’ Appraisal Rights; Rule 13e-3,” “THE OFFER — Section 5. Material United States Federal Income Tax Consequences of the Offer” and “THE OFFER — Section 12. Effect of the Offer on the Market for the Common Shares; NYSE and TSX Quotation; Exchange Act Registration and Margin Regulations,” in the First Supplement under the heading “THE OFFER — Section 12. Effect of the Amended Offer on the Market for the Common shares; NYSE and TSX Quotation; Exchange Act Registration and Margin Regulations,” and in the Second Supplement under the headings “SPECIAL FACTORS — Section 6. Effects of the Second Amended Offer and the Merger,” “SPECIAL FACTORS — Section 7. Conduct of the Company’s Business if the Second Amended Offer is not Completed,” “SPECIAL FACTORS — Section 8. Dissenters’ Appraisal Rights; Rule 13e-3,” “THE OFFER — Section 5. Material United States Federal Income Tax Consequences of the Offer” and “THE OFFER — Section 12. Effect of the Second Amended Offer on the Market for the Common Shares; NYSE and TSX Quotation; Exchange Act Registration and Margin Regulations,” is incorporated herein by reference.

Item 8.	Fairness of the Transaction.
      (a)-(b) The information set forth in the Schedule 14D-9 under the heading “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.
      (c) The information set forth in the Schedule 14D-9 in “Item 4. The Solicitation or Recommendation,” in the Offer to Purchase under the headings “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE TENDER OFFER,” “INTRODUCTION” and “SPECIAL FACTORS — Section 6. Effects of the Offer and the Merger,” in the First Supplement under the headings “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE AMENDED TENDER OFFER,” and “INTRODUCTION,” and in the Second Supplement under the headings “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE SECOND AMENDED TENDER OFFER,” “INTRODUCTION” and “SPECIAL FACTORS — Section 6. Effects of the Second Amended Offer and the Merger,” is incorporated herein by reference.
      (d) The information set forth in the Schedule 14D-9 in “Item 4. The Solicitation or Recommendation,” in the Offer to Purchase under the heading “SPECIAL FACTORS — Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger,” in the First Supplement under the headings “SPECIAL FACTORS — Section 3. Position of Parent and Purchaser Regarding Fairness of the Amended

Offer and the Merger,” and in the Second Supplement under the heading SPECIAL FACTORS — Section 3. Position of Parent and Purchaser Regarding Fairness of the Second Amended Offer and the Merger,” is incorporated herein by reference.
      (e) The information set forth in the Schedule 14D-9 under the heading “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.
      (f) None.

Item 9.	Reports, Opinions, Appraisals and Negotiations.
      (a) The information set forth in the Schedule 14D-9 under the heading “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.
      (b) The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation” and “Item 5. Persons/ Assets, Retained, Employed, Compensated or Used” is incorporated herein by reference.
      (c) The information set forth in the Schedule 14D-9 under the heading “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.

Item 10.	Source and Amounts of Funds or Other Consideration.
      (a)-(b) The information set forth in the Schedule 14D-9 under the heading “Item 2. Identity and Background of Filing Person,” in the Offer to Purchase under the headings SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE TENDER OFFER,” “INTRODUCTION” and “THE OFFER — Section 9. Source and Amount of Funds,” in the First Supplement under the headings “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE AMENDED TENDER OFFER,” “INTRODUCTION” and “THE OFFER — Section 9. Source and Amount of Funds,” and in Second Supplement under the headings “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE SECOND AMENDED TENDER OFFER,” “INTRODUCTION” and “THE OFFER — Section 9. Source and Amount of Funds,” is incorporated herein by reference.
      (c) The information set forth in the Schedule 14D-9 under the heading “Item 5. Persons/ Assets, Retained, Employed, Compensated or Used” is incorporated herein by reference.
      (d) The information set forth in the Schedule 14D-9 under the heading “Item 2. Identity and Background of Filing Person,” in the Offer to Purchase under the headings SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE OFFER,” “INTRODUCTION” and “THE OFFER — Section 9. Source and Amount of Funds,” in the First Supplement under the headings “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE AMENDED TENDER OFFER,” “INTRODUCTION” and “THE OFFER — Section 9. Source and Amount of Funds,” and in the Second Supplement under the headings “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE SECOND AMENDED TENDER OFFER,” “INTRODUCTION” and “THE OFFER — Section 9. Source and Amount of Funds,” is incorporated herein by reference.

Item 11.	Interest in Securities of the Subject Company.
      (a)-(b) The information set forth in the Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Interests of Certain Persons in the Amended Offer and the Merger” and “Item 6. Interests in Securities of the Subject Company” is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation.
      (d)-(e) The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation — Position of the Special Committee” and “Item 4. The Solicitation or Recommendation — Intent to Tender” is incorporated herein by reference.

Item 13.	Financial Statements.
      (a) The audited financial statements of the Company as of and for the fiscal years ended December 31, 2004 and December 31, 2005 included in Item 8 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 filed with the SEC on March 1, 2006 (the “Annual Report”), and the information set forth in Item 6. of the Annual Report and in the press release issued on April 25, 2006 titled “Lafarge North America Reports Strong First Quarter Results” announcing the Company’s earnings for the first quarter of 2006, are incorporated herein by reference. The Company’s ratio of earnings to fixed charges was 8.3:1 for 2005 and 6.5:1 for 2004.
      (b) Not applicable.

Item 14.	Persons/ Assets, Retained, Employed, Compensated or Used.
      (a) The information set forth in the Schedule 14D-9 under the heading “Item 3. Past Contracts, Transactions, Negotiations and Agreements” and “Item 5. Persons/ Assets, Retained, Employed, Compensated or Used” is incorporated herein by reference.
      (b) The information set forth in the Schedule 14D-9 under the heading “Item 5. Persons/ Assets, Retained, Employed, Compensated or Used” is incorporated herein by reference.

Item 15.	Additional Information.
      (b) The information set forth in the Schedule 14D-9 under the heading “Item 8. Additional Information” is incorporated herein by reference.

Item 16.	Exhibits.

Exhibit No.	Description

(a)(1)	Amendment No. 4 to the Solicitation/ Recommendation Statement on Schedule 14D-9/ A filed by Lafarge North America Inc. with the Securities and Exchange Commission on May 3, 2006 and incorporated herein by reference.
(a)(2)	Letter dated May 3, 2006 to holders of common stock of Lafarge North America Inc. (incorporated by reference to Exhibit(a)(28) to Amendment No. 4 to the Solicitation/ Recommendation Statement on Schedule 14D-9/ A filed by Lafarge North America Inc. with the Securities and Exchange Commission on May 3, 2006).
(a)(3)	Press Release dated May 3, 2006 titled Special Committee of the Board of Directors of Lafarge North America Recommends Amended Lafarge S.A. Tender Offer of $85.50 Per Share (incorporated by reference to Exhibit(a)(29) to Amendment No. 4 to the Solicitation/ Recommendation Statement on Schedule 14D-9/ A filed by Lafarge North America Inc. with the Securities and Exchange Commission on May 3, 2006).
(a)(4)	Schedule TO filed by Lafarge S.A. with the Securities and Exchange Commission on February 21, 2006, as amended by Amendment No. 1 filed on February 23, 2006, Amendment No. 2 filed on March 6, 2006, Amendment No. 3 filed on March 10, 2006, Amendment No. 4 filed on March 16, 2006, Amendment No. 5 filed on March 24, 2006, Amendment No. 6 filed on April 4, 2006, Amendment No. 7 filed on April 7, 2006, Amendment No. 8 filed on April 21, 2006, Amendment No. 9 filed on April 25, 2006, and Amendment No. 10 filed on May 1, 2006, and incorporated herein by reference.**
(a)(5)	Offer to Purchase of Lafarge S.A. and Efalar Inc., dated February 21, 2006 (incorporated by reference to Exhibit(a)(1)(i) to the Schedule TO filed by Lafarge S.A. with the Securities and Exchange Commission).**
(a)(6)	Supplement to the Offer to Purchase of Lafarge S.A. and Efalar Inc., dated April 7, 2006 (incorporated by reference to Exhibit(a)(1)(xviii) to the Schedule TO filed by Lafarge S.A. with the Securities and Exchange Commission).**

Exhibit No.	Description

(a)(7)	Second Supplement to the Offer to Purchase of Lafarge S.A. and Efalar Inc., dated May 1, 2006 (incorporated by reference to Exhibit(a)(1)(xxvii) to the Schedule TO filed by Lafarge S.A. with the Securities and Exchange Commission).**
(a)(8)	Second Revised Letter of Transmittal (incorporated by reference to Exhibit(a)(1)(xxviii) to the Schedule TO filed by Lafarge S.A. with the Securities and Exchange Commission).**
(a)(9)	Second Revised Notice of Guaranteed Delivery (incorporated by reference to Exhibit(a)(1)(xxix) to the Schedule TO filed by Lafarge S.A. with the Securities and Exchange Commission).**
(a)(10)	Second Revised Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit(a)(1)(xxx) to the Schedule TO filed by Lafarge S.A. with the Securities and Exchange Commission).**
(a)(11)	Second Revised Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit(a)(1)(xxxi) to the Schedule TO filed by Lafarge S.A. with the Securities and Exchange Commission).**
(a)(12)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit(a)(1)(xxxii) to the Schedule TO filed by Lafarge S.A. with the Securities and Exchange Commission).**
(a)(13)	Second Revised MJDS Take-Over Bid Circular, dated May 1, 2006 (incorporated by reference to Exhibit (a)(1)(xxxiii) to the Schedule TO filed by Lafarge S.A. with the Securities and Exchange Commission).**
(a)(14)	Certification of Foreign Status of Beneficial Owner for United States Tax Withholding (incorporated by reference to Exhibit(a)(1)(xxxiv) to the Schedule TO filed by Lafarge S.A. with the Securities and Exchange Commission).**
(a)(15)	CEO’s Message to Employees of Lafarge North America on April 25, 2006 (incorporated by reference to Exhibit(a)(35) to Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9/A filed by Lafarge North America Inc. with the Securities and Exchange Commission on May 3, 2006).
(a)(16)	Press Release issued by Lafarge North America Inc. on April 25, 2006 titled Lafarge North America Reports Strong First Quarter Results (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Lafarge North America, Inc. with the Securities and Exchange Commission on April 26, 2006).
(a)(17)	Transcript of the analyst call held by Lafarge North America Inc. on April 26, 2006 (incorporated by reference to Exhibit(a)(37) to Amendment No. 4 to the Solicitation/ Recommendation Statement on Schedule 14D-9/ A filed by Lafarge North America Inc. with the Securities and Exchange Commission on May 3, 2006).
(b)(1)	$2,800,000,000 Credit Facility, dated February 5, 2006, with BNP Paribas and J.P. Morgan plc. (incorporated by reference to Exhibit G to Amendment No. 17 to the Schedule 13-D of Lafarge S.A. filed with the Securities and Exchange Commission on February 6, 2006).**
(b)(2)	€ 1,850,000,000 Credit Facility, dated October 29, 2004 and amended July 28, 2005, with the Royal Bank of Scotland plc, Société Générale, HSBC CCF, Citibank International plc, London branch and Calyon (incorporated by reference to Exhibit H to Amendment No. 17 to the Schedule 13-D of Lafarge S.A. filed with the Securities and Exchange Commission on February 6, 2006).**
(b)(3)	Consent by Mandated Lead Arrangers under the $2,800,000,000 Credit Facility, dated February 5, 2006, to Increase Offer Price (incorporated by reference to Exhibit(b)(iii) to the Schedule TO filed by Lafarge S.A. with the Securities and Exchange Commission).**
(b)(4)	Consent by Mandated Lead Arrangers under the $2,800,000,000 Credit Facility, dated February 5, 2006, to Increase Offer Price (incorporated by reference to Exhibit (b)(iv) to the Schedule TO filed by Lafarge S.A. with the Securities and Exchange Commission).**
(c)(1)	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated as of April 23, 2006 (attached as Annex C to Amendment No. 4 to the Solicitation/ Recommendation Statement on Schedule 14D-9/ A filed by of Lafarge North America Inc. with the Securities and Exchange Commission on May 3, 2006 and incorporated herein by reference).

Exhibit No.	Description

(c)(2)	Opinion of The Blackstone Group L.P., dated as of April 23, 2006 (attached as Annex D to Amendment No. 4 to the Solicitation/ Recommendation Statement on Schedule 14D-9/ A filed by of Lafarge North America Inc. with the Securities and Exchange Commission on May 3, 2006 and incorporated herein by reference).
(c)(3)	Materials presented by Merrill Lynch, Pierce, Fenner & Smith Incorporated and The Blackstone Group L.P. to the Special Committee of the Board of Directors of Lafarge North America Inc. on April 23, 2006.*
(d)(1)	Trust Agreement dated as of October 13, 1927 among Canada Cement Company Limited, Montreal Trust Company, Henry L. Doble and Alban C. Bedford-Jones, as amended (composite copy) (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1, Registration No. 2-82548, of the Company, filed with the Securities and Exchange Commission on March 21, 1983).
(d)(2)	Amendment dated June 10, 1983 to Trust Agreement as of October 13, 1927 (incorporated by reference to Exhibit 9.2 to the Registration Statement of Form S-1, Registration No. 2-86589, of the Company, filed with the Securities and Exchange Commission on September 16, 1983).
(d)(3)	Form of Indenture dated as of October 1, 1989 between the Company and Citibank, N.A., as Trustee, relating to $250 million of debt securities of the Company (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-3, Registration No. 33-31333, of the Company, filed with the Securities and Exchange Commission on October 3, 1989).
(d)(4)	Form of Fixed Rate Medium-Term Note of the Company (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-3, Registration No. 33-31333, of the Company, filed with the Securities and Exchange Commission on October 3, 1989).
(d)(5)	Lafarge (U.S.) Holdings Agreement and Articles of Trust and the First Amendment to the Lafarge (U.S.) Holdings Agreement and Articles of Trust dated as of May 23, 2003 (incorporated by reference to Lafarge S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003).**
(d)(6)	Paris-Zurich Holdings Agreement and Articles of Trust and the First Amendment to the Paris-Zurich Holdings Agreement and Articles of Trust dated as of May 23, (incorporated by reference to Lafarge S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003).**
(d)(7)	Control Option Agreement dated as of November 1, 2003 between Lafarge North America Inc. and Lafarge S.A. (incorporated by reference to Exhibit 10.9 to the Annual Report on Form 10-K filed by the Company for the fiscal year ended December 31, 2003).
(d)(8)	1993 Stock Option Plan of the Company, as amended and restated February 7, 1995 (incorporated by reference to Exhibit 10.5 to the Annual Report on Form 10-K filed by the Company for the fiscal year ended December 31, 1997).
(d)(9)	Optional Stock Dividend Plan of the Company dated September 1999 (incorporated by reference to Exhibit 10.7 to the Annual Report on Form 10-K filed by the Company for the fiscal year ended December 31, 2000).
(d)(10)	1998 Stock Option Plan of the Company (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 (Regulation No. 333-65897) of the Company, filed with the Securities and Exchange Commission on October 20, 1998).
(d)(11)	Nonemployee Director Retirement Plan of the Company, as amended (incorporated by reference to Exhibit 10.26 to the Annual Report on Form 10-K filed by the Company for the fiscal year ended December 31, 1998).
(d)(12)	Non-Employee Directors’ Deferred Compensation Plan Cash or Phantom Stock Investment Options (incorporated by reference to Exhibit 10.27 to the Annual Report on Form 10-K filed by the Company for the fiscal year ended December 31, 2000).
(d)(13)	Lafarge North America Inc. 2002 Stock Option Plan, as amended (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 10-Q for the quarter ended March 31, 2002).
(d)(14)	Warrant to Purchase Lafarge Corporation Common Stock issued to Kilmer Van Nostrand Co. Limited dated December 29, 2000 (incorporated by reference to Exhibit 4.4 to the Annual Report on Form 10-K filed by the Company for the fiscal year ended December 31, 2005).

Exhibit No.	Description

(d)(15)	Share Purchase Agreement between Lafarge Canada, Inc., 3787532 Canada, Inc., and Kilmer Van Nostrand Co. Limited, dated July 24, 2000, and Amending Agreement thereto dated October 21, 2000 (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Kilmer Van Nostrand Co. Limited, Kilmer LCW Limited, Lawrence M. Tanenbaum and Judith S. Tanenbaum filed February 22, 2006).
(d)(16)	Unanimous Shareholders Agreement between Lafarge Canada Inc., Kilmer Van Nostrand Co. Limited and LCI-Warren Merger Inc., dated as of December 29, 2000 (incorporated by reference to Exhibit 5 to the Schedule 13D filed by Kilmer Van Nostrand Co. Limited, Kilmer LCW Limited, Lawrence M. Tanenbaum and Judith S. Tanenbaum filed February 22, 2006).
(d)(17)	Director Fee Deferral Plan of the Company (incorporated by reference to Exhibit 10.21 to the Company’s Registration Statement on Form S-1 (Registration No. 2-86589), filed with the Securities and Exchange Commission on September 16, 1983).
(d)(18)	Lafarge North America Inc. Employee Stock Purchase Plan, as amended and restated June 1, 2005 (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 (Registration No. 333-124409) of the Company, filed with the Securities and Exchange Commission on April 28, 2005).
(d)(19)	Amendment No. 1 dated June 1, 2005 to Employee Stock Purchase Plan of the Company (incorporated by reference to Exhibit 10.30 to the Annual Report on Form 10-K filed by the Company for the fiscal year ended December 31, 2005).
(d)(20)	Lafarge North America Inc. Deferred Compensation/ Phantom Stock Plan & Thrift Savings Restoration Plan Effective November 30, 2005 (incorporated by reference to Exhibit 10.33 to the Annual Report on Form 10-K filed by the Company for the fiscal year ended December 31, 2005).
(d)(21)	Lafarge North America Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 (Registration No. 333-124407) of the Company, filed with the Securities and Exchange Commission on April 28, 2005).
(d)(22)	Agreement dated March 16, 2006, between Lafarge North America Inc., Kilmer Van Nostrand Co. Limited and Kilmer LCW Limited (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on March 17, 2006).
(f)	Title 3, Subtitle 2 of the Maryland General Corporation Law.*
(g)	None.

*	Filed herewith.

**	Indicates a document prepared by Lafarge S.A. and/or Efalar. The Company takes no responsibility for the accuracy or completeness of any information contained therein or incorporated by reference from such documents into this Schedule 13E-3 or for any failure by Lafarge S.A. or Efalar to disclose any facts or events or circumstances that may have occurred or not occurred, which may affect the significance, completeness or accuracy of any such information.

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LAFARGE NORTH AMERICA INC.

By:	/s/ Eric C. Olsen

Name: Eric C. Olsen

Title:	Executive Vice President and

Chief Financial Officer
Dated: May 3, 2006